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Confidential

April 30, 2020

Ms. Amy Geddes

Mr. Jim Allegretto

Mr. Scott Anderegg

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (CIK No. 0001786182)

Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on

Form F-1 Confidentially Submitted on March 9, 2020

Dear Ms. Geddes, Mr. Allegretto, Mr. Anderegg, and Ms. Peyser,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 25, 2020 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on March 9, 2020 (the “Amendment No. 1 to Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Amendment No. 1 to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威 尔 逊 • 桑西尼 • 古奇 • 罗沙迪律师事务 所

AUSTIN            BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

April 30, 2020

Critical Accounting Policies

Share-Based Compensation, page 85

1.

We have read your respond to comment 5. The per share price on page 85 is not consistent with the per share price presented in Note 12. Since you indicate in the financial statements that per share amounts are not in thousands, please ensure the per share price disclosed in Note 12 represents the actual price per share.

In response to the Staff’s comment, the Company has revised the disclosure of per share price on pages F-36 and F-37 of the Revised Draft Registration Statement. The Company revised the per share prices disclosed in Note 13 denominating in RMB, which were consistent with the per share price on page 88.

Description of American Depositary Shares

Jurisdiction and Arbitration, page 148

2.

We note your disclosure that the arbitration provisions in the deposit agreement “do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts.” Please tell us whether the arbitration provisions preclude ADS holders from pursuing claims under the U.S. federal securities laws in state courts. If they do not, please revise your disclosure accordingly. If they do, we may have further comment. In addition, if the provisions do not apply to claims under the U.S. federal securities laws, please ensure that the provision in the deposit agreement clearly states that this is the case.

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Revised Draft Registration Statement, which is, however, subject to changes (if any) after the Company engages the depositary bank and finalizes the form of deposit agreement. The Company will ensure that the deposit agreement clearly states the applicable arbitration provisions after the Company engages the depositary bank and finalizes the form of deposit agreement.

3.

We note your revised disclosure in response to our prior comment 15. Please revise your disclosure to address any uncertainty about the enforceability of the exclusive forum provision contained in the deposit agreement. In addition, please revise your disclosure on page 149 to state, if true, that the deposit agreement provides that the federal and state courts of New York have exclusive jurisdiction to determine disputes arising from the agreement (as opposed to either federal or state courts in New York having exclusive jurisdiction).

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Revised Draft Registration Statement, which is, however, subject to changes (if any) after the Company has engaged the depositary bank and finalized the form of deposit agreement.

As the identity of the depository bank has not been determined, the Company will provide relevant disclosure to address any uncertainty about the enforceability of the exclusive forum provision contained in the deposit agreement after confirming the identity of the depository bank.

April 30, 2020

General

4.

In an appropriate places in your prospectus, please revise your disclosure to explain how the continued spread of COVID-19, its impact on the global economy, and the ways that it has altered and will continue to alter the daily practices of citizens around the world (including, for example, continued quarantining and school closures) could impact your results, even if it continues to be uncertain as to the extent of any impact. Please disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations related to COVID-19. See Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 70, 71 and 111 of the Revised Draft Registration Statement.

***

April 30, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-25-8691-2701, or by email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP